Filed pursuant to Rule 424(b)(3) Registration Statement No. 333-112414
PROSPECTUS SUPPLEMENT NO. 2 (To prospectus dated August 6, 2004) Dated October 6, 2004

Up to 920,000 shares
Fremont Michigan InsuraCorp, Inc.
Common Stock

          This prospectus supplement amends and supplements the prospectus dated August 6, 2004 of Fremont Michigan InsuraCorp, Inc., as supplemented on September 3, 2004, This prospectus supplement, the prospectus supplement dated September 3, 2004 and the prospectus dated August 6, 2004, together constitute the prospectus. You should read this prospectus supplement in conjunction with the prospectus, as previously supplemented, and this prospectus supplement is qualified by reference to the prospectus, as previously supplemented, except to the extent that the information in this prospectus supplement supersedes the information contained in the prospectus and any previous supplements. The prospectus is supplemented and amended by the following changes:

          1.          The last sentence of the fourth full paragraph on the cover page is replaced in its entirety by the following:

          The Community Offering will remain open until October 6, 2004 or until the maximum number of shares have been sold, whichever occurs first. No subscriptions will be accepted after October 6, 2004. Subject to the clearing of deposited funds and satisfaction of closing conditions, escrow is expected to be broken and shares are expected to be issued on or about October 15, 2004.

          2.          The last sentence of the paragraph under the caption "Termination of Offering" on page 6 of the prospectus, as added by the prospectus supplement dated September 3, 2004, is deleted.

          3.          The paragraph under the caption, "Special Meeting of Policyholders" on page 11 of the prospectus is replaced in its entirety by the following:

          A Special Meeting of Policyholders of Fremont Mutual Insurance Company was held on August 4, 2004 to vote on the approval of the Plan of Conversion. However, on August 23, 2004, the Insurance Company discovered that approximately 1,300 eligible policyholders were omitted from the mailing list and did not receive written notice of the special meeting. To correct this, the Insurance Company held a new Special Meeting of Policyholders on September 28, 2004. The Plan of Conversion was approved by more than two-thirds of the votes cast by eligible policyholders at the new Special Meeting of Policyholders held on September 28, 2004.

          4.          The following paragraph is added under the caption "Stand-by Purchasers" on page 87 of the prospectus:

          Based on indications of interest and subscriptions that have been received, Centennial expects that standby purchasers will be able to purchase some or all of the shares covered by standby purchase agreements, subject to Centennial making the representation that it is unable find any additional purchasers for the securities.

          5.          The following paragraph is added as a new fourth paragraph under the heading "NASD Rule 2790" on page 90 of the prospectus:

          Rule 2790(g) permits underwriters to purchase a portion of a public offering for their own investment account when they are unable to sell those shares to the public. If shares remain unsold after stand-by purchasers have subscribed for the number of shares they will purchase, members of the selling group may purchase the remaining available shares for their own account to the extent permitted by NASD Rule 2790(g). No subscriptions from selling group members will be accepted unless and until subscriptions for at least the minimum number of shares in the offering have been received. Any subscriptions by members of the selling group will be on no more favorable terms than the subscriptions of any other subscriber in the community offering and no such subscriptions will be accepted after October 6, 2004.

          6.          The following provision is added as a new subsection entitled "Describing Book-Entry-Only Issuance" at the end of the "Description of Capital Stock" section of the prospectus at page 104:

Describing Book-Entry-Only Issuance

          The Depository Trust Company ("DTC"), New York, NY, will act as securities depository for the Common Stock of the Holding Company ("Securities"). The Securities will be issued as fully-registered securities registered in the name of Cede & Co. (DTC's partnership nominee) or such other name as may be requested by an authorized representative of DTC.

          DTC, the world's largest depository, is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. DTC holds and provides asset servicing for over 2 million issues of U.S. and non-U.S. equity, corporate and municipal debt issues, and money market instruments from over 85 countries that DTC's participants ("Direct Participants") deposit with DTC. DTC also facilitates the post-trade settlement among Direct Participants of sales and other securities transactions in deposited securities through electronic computerized book-entry transfers and pledges between Direct Participants' accounts. This eliminates the need for physical movement of securities certificates. Direct Participants include both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. DTC is a wholly-owned subsidiary of The Depository Trust & Clearing Corporation ("DTCC"). DTCC, in turn, is owned by a number of Direct Participants of DTC and Members of the National Securities Clearing Corporation Government Securities

Clearing Corporation, MBS Clearing Corporation, and Emerging Markets Clearing Corporation (NSCC, GSCC, MBSCC, and EMCC, also subsidiaries of DTCC), as well as by the New York Stock Exchange, Inc., the American Stock Exchange, LLC, and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, and clearing corporations that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants"). DTC has Standard & Poor's highest rating: AAA. The DTC Rules applicable to its Participants are on file with the Securities and Exchange Commission. More information about DTC can be found at www.dtcc.com.

          Purchases of Securities under the DTC system must be made by or through Direct Participants, which will receive a credit for the Securities on DTC's records. The ownership interest of each actual purchaser of each Security ("Beneficial Owner") is in turn to be recorded on the Direct and Indirect Participants' records. Beneficial Owners will not receive written confirmation from DTC of their purchase. Beneficial Owners are, however, expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct or Indirect Participant through which the Beneficial Owner entered into the transaction. Transfers of ownership interests in the Securities are to be accomplished by entries made on the books of Direct and Indirect Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in Securities, except in the event that use of the book-entry system for the Securities is discontinued.

          To facilitate subsequent transfers, all Securities deposited by Direct Participants with DTC are registered in the name of DTC's partnership nominee, Cede & Co. or such other name as may be requested by an authorized representative of DTC. The deposit of Securities with DTC and their registration in the name of Cede & Co. or such other nominee do not effect any change in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the Securities; DTC's records reflect only the identity of the Direct Participants to whose accounts such Securities are credited, which may or may not be the Beneficial Owners. The Direct and Indirect Participants will remain responsible for keeping account of their holdings on behalf of their customers.

          Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time. Beneficial Owners of Securities may wish to take certain steps to augment transmission to them of notices of significant events with respect to the Securities, such as redemptions, tenders, defaults, and proposed amendments to the security documents. For example, Beneficial Owners of Securities may wish to ascertain that the nominee holding the Securities for their benefit has agreed to obtain and transmit notices to Beneficial Owners, in the alternative, Beneficial Owners may wish to provide their names and addresses to the registrar and request that copies of the notices be provided directly to them.

          Neither DTC nor Cede & Co. (nor such other DTC nominee) will consent or vote with respect to the Securities unless authorized by a Direct Participant in accordance with DTC's Procedures. Under its usual procedures, DTC mails an Omnibus Proxy to Issuer as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.'s consenting or voting rights to those Direct Participants to whose accounts the Securities are credited on the record date (identified in a listing attached to the Omnibus Proxy).

          Redemption proceeds, distributions, and dividend payments on the Securities will be made to Cede & Co., or such other nominee as may be requested by an authorized representative of DTC. DTC's practice is to credit Direct Participants' accounts, upon DTC's receipt of funds and corresponding detail information from Issuer or Agent on payable date in accordance with their respective holdings shown on DTC's records. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such Participant and not of DTC [nor its nominee], Agent, or Issuer, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of redemption proceeds, distributions, and dividend payments to Cede & Co. (or such other nominee as may be requested by an authorized representative of DTC) is the responsibility of Issuer or Agent, disbursement of such payments to Direct Participants will be the responsibility of DTC, and disbursement of such payments to the Beneficial Owners will be the responsibility of Direct and Indirect Participants.

          DTC may discontinue providing its services as securities depository with respect to the Securities at any time by giving reasonable notice to Issuer or Agent. Under such circumstances, in the event that a successor securities depository is not obtained, Security certificates are required to be printed and delivered.

          Issuer may decide to discontinue use of the system of book-entry-only transfers through DTC (or a successor securities depository). In that event, Security certificates will be printed and delivered to DTC.

          The information in this section concerning DTC and DTC's book-entry system has been obtained from sources that Issuer believes to be reliable, but Issuer takes no responsibility for the accuracy thereof.

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          Neither the Securities and Exchange Commission, nor any state securities agency, nor any state insurance bureau has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

          This supplement is part of the prospectus and must accompany the prospectus to satisfy prospectus delivery requirements under the Securities Act of 1933, as amended.

The date of this prospectus supplement is October 6, 2004.